Filed Pursuant to Rule 433

Registration Nos. 333-132370 and 333-132370-01

0.125% Exchangeable Notes

Exchangeable into the cash equivalent of a Basket of Pharmaceutical Stocks

Final Term Sheet

August 30, 2006

Issuer:	Citigroup Funding Inc.

Issuer Rating:	The creditworthiness of CFI is Aa1/AA- (Moody’s / S&P) based upon a full and unconditional guarantee from its parent company, Citigroup Inc.

Underlying Basket:

Comprised of shares of the following four stocks as weighted below based on prices as indicated below to achieve an Initial Basket Price of USD 100. On any trading day, the value of the Underlying Basket will be equal to the sum of the product of (i) the Composition Ratio and (ii) the Stock Price for each stock in the Underlying Basket subject to adjustment as described in the Pricing Supplement:

Company Name	Ticker Symbol / Listing	Initial % of Basket	Initial Price of Stocks	Composition Ratio (Shares)

BioMarin Pharmaceuticals Inc.	BMRN (Nasdaq)	30.0%	$16.30	1.8405

Alexion Pharmaceuticals Inc.	ALXN (Nasdaq)	30.0%	$37.66	0.7966

Vertex Pharmaceuticals Inc.	VRTX (Nasdaq)	30.0%	$34.66	0.8656

Cubist Pharmaceuticals Inc.	CBST (Nasdaq)	10.0%	$23.69	0.4221

Offering:	0.125% Exchangeable Notes (the “Notes”).

Offering Size:	USD 46,500,000.

Trade Date:	August 30, 2006.

Issue Date:	September 7, 2006.

Sole Manager:	Citigroup Global Markets Inc.

Offering Price:	100.00%.

Maturity:	September 7, 2011.

Coupon:	0.125% per annum payable semi-annually.

Yield to Maturity:	0.125%.

Exchange Premium:	28.55%.

Initial Price:	USD 100.00.

Exchange Price:	USD 128.55.

Exchange Right:	Into cash equivalent of the Underlying Basket as represented by the Exchange Ratio. Available commencing September 30, 2006 (subject to terms of early redemption).

Exchange Ratio:	7.7791 basket units per each note of USD 1,000.

Call Protection:	Not callable until August 30, 2008.

Call Price:	100.00%.

Early Redemption:	Callable in whole by the Issuer for mandatory exchange upon provision of 30 - 60 days notice.

If parity on the trading day prior to the provision of Call Notice is less than or equal to the Call Price, the Notes will be redeemed in cash at the Call Price and the Exchange Right will cease to be available. Otherwise, the Notes will be exchanged into the cash equivalent of the Underlying Basket as represented by the Exchange Ratio.

Special Adjustment Provision:

If any of the companies comprising the Underlying Basket is acquired in a transaction in which more than 20% of the transaction value consists of cash, then the cash effectively received in such acquisition will be allocated, on an equally-weighted basis, to shares of the three largest companies in terms of market capitalization having the same Standard Industrial Classification Code, or SIC Code, as the acquired company.

Settlement:	DTC.

Listing:	None.

CUSIP Number:	1730T0 AW 9.

Notice:

The Notes represent obligations of Citigroup Funding Inc. only and do not represent an obligation of or interest in any company in the Underlying Basket or any of their affiliates. None of the companies that comprise the Underlying Basket have authorized, sponsored or consented to the issuance of the Notes.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.